
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Citizens Holdings LLC

Legal status of Issuer:

      Form:

      Limited Liability Company

      Jurisdiction of Incorporation/Organization:

      New York

      Date of Organization:

      December 24, 2019

Physical Address of Issuer:

521 E. 12th St, New York, NY 10009

Website of Issuer:

https://citizens.coffee/

Current Number of Employees:

30

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$2,434,338	$994,117
Cash & Cash Equivalents	$1,133,789	$69,447
Accounts Receivable	$26,878	$26,878
Short-term Debt	$172,524	$350,114
Long-term Debt	$366,653	$178,677
Revenues/Sales	$1,972,542	$4,141,603
Cost of Goods Sold	$496,318	$2,688,295
Taxes Paid	$0	$0
Net Income	$(220,152)	$419,818

*The above reflects the consolidated financials of Citizens Holdings LLC and subsidiaries ("Citizens Subsidiaries"): Citizens of Chelsea LLC; Citizens of SoHo LLC; Citizens of Bleecker LLC; Citizens of the East Village LLC; Pushcart Coffee Peters Field LLC (dba Citizens of Gramercy).

Table of Contents

FORM C-AR
ABOUT THIS FORM C-AR 1
FORWARD-LOOKING STATEMENTS 1
OTHER INFORMATION 2
    Bad Actor Disclosure...2
SIGNATURE 3

EXHIBIT A: Annual Report
SUMMARY 4
    The Company 4
RISK FACTORS 5
    Risks Related to the Company's Business and Industry 5
BUSINESS 9
    Description of the Business 9
    Business Plan 9
    The Company's Products and/or Services 9
    Competition 9
    Customer Base 10
    Intellectual Property 10
    Governmental/Regulatory Approval and Compliance 10
    Litigation 10
DIRECTORS, OFFICERS, AND MANAGERS 10
    Indemnification 10
    Employees 11
CAPITALIZATION, DEBT AND OWNERSHIP 11
    Capitalization 11
    Debt 11
    Previous Offerings of Securities 13
    Ownership...13
FINANCIAL INFORMATION 14
    Operations...14
    Cash and Cash Equivalents...14
    Liquidity and Capital Resources 14
    Capital Expenditures and Other Obligations 14
    Material Changes and Other Information 14
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 14

EXHIBIT B: Financials 16

April 30, 2021

FORM C-AR

Citizens Holdings LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Citizens Holdings LLC ("**Citizens**", the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://citizens.coffee/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Justin Giuffrida
_____
(Signature)

Justin Giuffrida
_____
(Name)

Co-Founder; Co-Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Justin Giuffrida
_____
(Signature)

Justin Giuffrida
_____
(Name)

Co-Founder; Co-Manager
_____
(Title)

April 30, 2021
_____
(Date)

/s/Andrew Geisel
_____
(Signature)

Andrew Geisel
_____
(Name)

Co-Founder; Co-Manager
_____
(Title)

April 30, 2021
_____
(Date)

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
APRIL 30, 2021

Citizens Holdings LLC



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Citizens Holdings LLC is a New York limited liability company, formed on December 24, 2019.

The Company is located at 521 East 12th Street, New York, US. The Company conducts business in New York.

The Company's website is https://www.citizens.coffee/

The information available on or through our website is not a part of this Form C-AR.

Description of the Business

Citizens Holdings operates fast-casual restaurants. Currently, the Company is operating 4 restaurants in New York, NY and operates one commissary kitchen.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its busines, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is a Limited Liability Company

The Company's Operating Agreement gives Andrew Geisel and Justin Giuffrida substantially complete control over management and decision-making for the Company for so long as each is beneficial owner of a majority of Membership Interests. This means that Andrew Geisel and Justin Giuffrida will have the ability to manage the Company and make key decisions (including, without limitation, regarding capital investments, admission of new investors, sale of the Company and similar material matters) without oversight by a board of directors or consent rights of other members. While the Company believes that the interests of Andrew Geisel and Justin Giuffrida are substantially aligned with those of all members of the Company, other members will not have any "minority member" protections or rights, except as may be provided by law. The Members have broad discretion to amend the Company's operating agreement and amend or alter the rights and preferences of the Members and to issue or create separate classes or series of Membership Interests.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company's success depends on the experience and skill of the managers and key employees.

In particular, we are dependent on Justin Giuffrida and Andrew Geisel, managers of the Company. The loss of the managers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We face intense competition, and if we have an insufficient focus on competition and the consumer landscape, our business, financial condition and results of operations could be adversely affected.

The full-service dining sector of the restaurant industry is intensely competitive with respect to pricing, service, location, personnel, take-out and delivery options and type and quality of food, and there are many well-established competitors. We compete with national and regional restaurant chains and locally-owned restaurants. We compete primarily on the quality, variety and value perception of menu items. The number and location of restaurants, type of brand, quality and efficiency of service, attractiveness of facilities and effectiveness of advertising and marketing programs are also important factors. We anticipate that intense competition will continue with respect to all of these factors. If we are unable to continue to compete effectively, our business, financial condition and results of operations could be adversely affected.

We are subject to changes in consumer preferences that may adversely affect demand for food at our restaurants.

Consumers have continually changing health and dietary preferences. We are continually challenged to evolve our menu offerings to appeal to these changing customer preferences, while retaining popular menu items. New information or changes in dietary, nutritional, allergen or health guidelines or environmental or sustainability concerns, whether issued by government agencies, academic studies, advocacy organizations or similar groups, may cause some groups of consumers to select foods other than those that are offered by our restaurants. If we fail to

6

anticipate changing trends or other consumer preferences, our business, financial condition and results of operations could be adversely affected.

The Company may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We may experience higher-than-anticipated costs associated with the opening of new restaurants or with the closing, relocating and remodeling of existing restaurants, which may adversely affect our results of operations.

Our sales and expenses can be impacted significantly by the number and timing of the opening of new restaurants and the closing, relocating and remodeling of existing restaurants. We incur substantial pre-opening expenses each time we open a new restaurant and other expenses when we close, relocate or remodel existing restaurants. The expenses of opening, closing, relocating or remodeling any of our restaurants may be higher than anticipated. An increase in such expenses could have an adverse effect on our results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including social media applications and websites, blogs and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is subject to FDA, state and local health department regulations

Changes in FDA, state and local health department regulations or other laws or regulations related to the preparation and sale of food products may adversely affect our business.

The outbreak of coronavirus disease 2019 ("COVID-19") has had a material adverse impact on our restaurant traffic, revenue and profitability, and, depending on the severity and longevity of the pandemic, may have a material adverse impact on business, financial condition and results of operations.

Since early March 2020, we have experienced a significant decrease in our restaurant traffic due to the COVID-19 pandemic. State and local government agencies where we operate have declared a state of emergency and have mandated social distancing, self-quarantine and restrictions on indoor dining capacity, all of which have impacted our operations and reduced our revenue and profitability compared with 2019 same-store performance. There have been periods during the pandemic during which some or all of the subsidiaries have operated with net losses. In the event COVID-19 becomes more severe or prolonged, we may be subject to additional restrictions, which could result in net losses or the mandatory closure of some or all of our restaurants and the termination of all services provided by our restaurants for a period of time.

The Company has received government assistance as a result of the COVID-19 pandemic and will be required to repay a portion of the assistance.

The Company's subsidiaries have outstanding debt of $524,936 in the form of Paycheck Protection Program ("PPP") loans, however, the Company expects that all of the uses of the PPP principal qualify as forgivable uses, and the Company will not owe any of the principal. The Company's subsidiaries have outstanding long-term debt of $150,000 in the form of an Economic Injury Disaster Loan ("EIDL") owed to the Small Business Administration. The Company intends to repay the EIDL. However, due to a lack of sufficient revenue to pay all expenses during certain months of the pandemic, the Company's subsidiaries have spent a portion of the COVID-19 government assistance to cover these expenses and continued operations may require further government assistance until government restrictions are lifted. If restrictions and low traffic continue for any substantial period but further government assistance, consistent with the assistance provided under the PPP and EIDL, is not forthcoming, the Company may operate at a loss and not have sufficient cash to continue operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the

Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

BUSINESS

Description of the Business

Citizens Holdings operates fast-casual restaurants. Currently, the Company is operating 4 restaurants in New York, NY and operates one commissary kitchen.

The Company originally consisted of separate LLCs for each store. The Company is a "roll up" of substantially all of the store's individual LLCs into one holding entity, Citizens Holdings LLC. The Company owns 100% of the membership interests in all Citizens Subsidiaries. See Citizens Subsidiaries below:

Entity	State of Organization	Location Address
Citizens of Chelsea LLC	New York	401 W. 25th St., New York, NY
Citizens of SoHo LLC	New York	201 Lafayette St., New York, NY
Citizens of Bleecker LLC;	New York	155 Bleecker St., New York, NY
Pushcart Coffee Peters Field LLC (dba Citizens of Gramercy)	New York	362 2nd Ave., New York, NY
Citizens of the East Village LLC (commissary)	New York	21 East 12th Street, New York, NY

Business Plan

Citizens Holdings plans to expand across the United States by opening more restaurants.

The Company's Products and/or Services

Citizens Holdings operates fast-casual Australian-style café-restaurants offering a farm-to-table-sourced and health-conscious menu for breakfast, lunch and dinner.

Competition

Currently, our direct competitors in the Australian-style café market are small "mom and pop" restaurants localized with an urban market. For example, our New York City competitors are Two Hands NYC (four locations), Ruby's (three locations). There are currently no regional or national Australian-style cafés in the United States.

Customer Base

Our main customer demographic consists of millennials and health-conscious consumers. A majority of our customer demographic is also female.

Supply Chain

Materials and ingredients essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials and ingredients are available from multiple sources. Where possible, we source from local farms and manufacturers.

Intellectual Property

We are in the process of filing for and securing the trademark for our brand.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not currently involved in any legal proceedings that may reasonably be expected to have a material adverse effect on its business prospects, results of operations or financial condition.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Justin Giuffrida	Manager	Founder & Manager – Citizens (October 2016 – Present)	BA Commerce and Accounting
Andrew Geisel	Manager	Founder & Manager – Citizens (October 2016 – Present)	BA Architecture and Environmental Design 2013

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company and its subsidiaries currently employ 30 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC Membership Interests
Current Amount Outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more LLC Membership Interest Units which may dilute the Security

Type of security	Convertible Promissory Note
Amount outstanding/Face Value	$50,000.00
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security

*This Convertible Promissory Note may be converted at a price equal to seventy percent (70%) of the cash price paid per membership interests in a financing of $500,000 or more.

Type of security	Simple Agreement for Future Equity (SAFE)
Amount outstanding/Face Value	$168,856.00
Voting Rights	No
Anti-Dilution Rights	No
Other Material Terms	12,000,000 or 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security

Type of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding/Face Value	$1,055,018
Voting Rights	No
Anti-Dilution Rights	No
Other Material Terms	$12 million Valuation Cap and 20% Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Crowd SAFEs which may dilute the Security

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type of Debt	Promissory Note from Giuffrida and Geisel Family Loan
Amount outstanding	$97,153.00
Interest Rate	5%
Description of Collateral	None
Other Material Terms	None
Maturity Date	10/31/2021

Type of Debt	Partner Loan
Amount outstanding	$79,000.00
Interest Rate	No interest
Description of Collateral	None
Other Material Terms	None
Maturity Date	None

Type of Debt	Partner Loan
Amount outstanding	$68,294.74
Interest Rate	5%
Description of Collateral	None
Other Material Terms	None
Maturity Date	4/1/2025

Type of Debt	Small Business Administration Economic Injury Disaster Loan (EIDL)
Amount outstanding	$150,000.00*
Interest Rate	3.75% on outstanding principal on 1/1/2021
Description of Collateral	Company Assets
Other Material Terms	None
Maturity Date	12/31/2050

Type of Debt	Paycheck Protection Program (PPP)
Amount outstanding	$524,936.00*
Interest Rate	1%
Description of Collateral	None
Other Material Terms	All principal may be eligible for forgiveness
Maturity Date	12/31/2025

* The EIDL was lent to Citizens of Chelsea LLC. The PPP loans were lent to the Company's subsidiaries in the following amounts:

Subsidiary	PPP
Citizens of Chelsea LLC	$206,000.00
Pushcart Coffee Peter's Field LLC	$93,700.00
Citizens of SoHo LLC	$72,210.00
Citizens of Bleecker LLC	$107,365.00
Citizens of the East Village LLC	$45,661.00
Total	$524,936.00

Previous Offerings of Securities

We have made the following issuances of securities:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC Membership Interests	N/A	100% of interest in the Company	General Operations	December 24, 2019	Section 4(a)(2) of the Securities Act of 1933
*Convertible Promissory Note	$50,000	1 Convertible Promissory Note	General Operations	January 23, 2020	Section 4(a)(2) of the Securities Act of 1933
Simple Agreement for Future Equity ("SAFE")	$168,856	2 SAFEs	General Operations	January 10, 2020	Section 4(a)(2) of the Securities Act of 1933
Crowd SAFE (Simple Agreement for Future Equity)	$1,055,018	1 Crowd SAFE	Expansion and General Operations	April 15, 2020	Reg. CF

*The Convertible Promissory Note have been issued to a non-accredited person. The Company believes that the Convertible Promissory Note may be deemed to be a "security" under Federal and applicable state laws. While the Company is currently relying on the offering exemptions contained in Section 4(a)(2) of the Securities Act of 1933, the issuance and sale of the Convertible Promissory Note may not have complied in all respects with Federal and state laws applicable to the sale of securities to non-accredited investors. If the Company was determined by a court or regulatory body of proper jurisdiction to have violated such laws, any such violation could result in the Company being required to offer rescission rights to such non-accredited investor. If such investor exercised their rescission rights, the Company would have to pay such investor an amount equal to the purchase price paid by such investor plus interest from the date of such purchase. There is no guarantee that Company will have sufficient funds to pay such an investor.

Additionally, if the Company were to become subject to regulatory enforcement action or other legal action, any such action could result in the Company having to incur significant additional legal costs, and the Company may also have to pay substantial fines and possibly be prohibited from selling securities in one or more jurisdictions.
We have made the following issuances of securities within the last three years:

Ownership

A majority of the Company is owned by Andrew Geisel and Justin Giuffrida.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Citizens Collective LLC (owned by Andrew Geisel and Justin Giuffrida, each owning 50%)	90% of the membership interests	90%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Citizens Holdings LLC (the "**Company**") was incorporated on December 24, 2019 under the laws of the State of New York, and is headquartered in New York, New York. The Company's business model is the operation of fast-casual Australian-style café-restaurants.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company had $1,111,624.97 in cash and cash equivalents as of March 31, 2021.

Liquidity and Capital Resources

In April 2021, the Company conducted an offering pursuant to Regulation CF and raised $1,055,018. The Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations

The Company plans to use a portion of its cash towards capital and start-up expenses required for the expansion of the Citizens business model, which includes expansion of business inside existing café as well as construction of new restaurants. New restaurants will be of a size and configuration, and located in neighborhoods and communities, similar to our current cafes and will feature similar menu offerings.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u> for subsequent events and applicable disclosures.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation Do of the Securities Act of 1933, as amended, (3) as part of an offering registered with the SEC, (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the

Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Since its inception the Company has issued promissory notes to individual lenders, including partner loans, from time to time for short-term capital needs for a total of $244,447.74. The Company intends to repay the principal and any interest accrued in full.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
APRIL 30, 2021

Citizens Holdings LLC



	2020	2019
ASSETS		
Current Assets		
Cash in Bank	1,111,624.97	69,447.00
Total Checking/Savings	1,111,624.97	69,447.00
Cash on hand	22,163.98	
Accounts Receivable		
Accounts Receivable	26,877.96	26,878.00
Total Accounts Receivable	26,877.96	26,878.00
Other Current Assets		
Food Inventory	50,812.81	27,634.00
Prepaid Rent	0.00	24,000.00
Total Other Current Assets	50,812.81	51,634.00
Total Current Assets	1,100,319.72	147,959.00
Fixed Assets		
Fixed Assets		
Accumulated Depreciation	-333,307.09	-315,527.00
Furniture and Equipment	970,784.72	784,611.00
Leasehold Improvements	426,632.71	195,326.00
Total Fixed Assets	1,064,110.34	664,410.00
IP	10,000.00	10,000.00
Intangible Assets		
Total Intangible Assets	0.00	0.00
Total Fixed Assets	1,074,110.34	674,410.00
Other Assets		
Security Deposits Asset	148,747.74	171,748.00
Total Other Assets	148,747.74	171,748.00
TOTAL ASSETS	**2,434,337.80**	**994,117.00**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	120,124.04	163,259.00
Total Accounts Payable	120,124.04	163,259.00
Credit Cards		
Credit Cards Payable	8,754.54	143,589.00
Total Credit Cards	8,754.54	143,589.00
Other Current Liabilities		
Ciao for Now Debt	23,625.00	25,000.00
Gift Card Liability	1,379.82	1,380.00
Intercompany Loans		
Due to/from Bleecker	-224,800.00	
Due to/from Chelsea	307,594.74	
Due to/from East Village	-54,165.74	

Due to/from Peter's Field	69,371.00	
Due to/from Soho	-98,000.00	
Total Intercompany Loans	0.00	
Sales Tax Payable	9,886.38	16,886.00
Total Other Current Liabilities	43,645.74	43,370.00
Total Current Liabilities	172,524.32	350,218.00
Long Term Liabilities		
G & G Loan	97,153.13	97,153.13
Member Loan - Citizens	79,500.00	79,500.00
EIDL Loan		
Promissory Note		
Total Long Term Liabilities	366,653.13	178,677.00
Total Liabilities	539,177.45	528,896.00
Equity		
SAFE Notes - Series-A		
Total Member Contributions	264,464.00	264,464.00
Retained Earnings	538,152.23	125,106.00
Member Distribution	-286,039.00	-286,039.00
Gift/ Grant: PPP Income	1,217,776.00	0.00
Net Income	95,138.25	361,690.00
Total Equity	1,834,535.35	465,221.00
TOTAL LIABILITIES & EQUITY	**2,434,337.80**	**994,117.00**

Citizens Holdings
P&L- Consolidated   2020
GAAP Format

Income	
Total Income	**$1,972,542.27**
Cost of Sales	
Total COGS	**$496,318.29**
Total COST OF LABOR	**$798,254.67**
Total Cost of Sales	**$1,294,572.96**
Gross Profit	
Total Gross Profit	**$660,213.02**
Operating Expenses	
Total Expenses	**$625,139.37**
Net Operating Income	
Operating Income	**-$127,170.06**
Corporate/ GNA Exp	
Total Corp/ Gna	**$92,981.57**
Net Income	**-$220,151.64**